Exhibit 99.1

Digital Currency X Technology Inc. Regains Compliance with Nasdaq Minimum Market Value of Listed Securities Requirement

New York, January 29, 2026 – Digital Currency X Technology Inc. (Nasdaq: DCX) (the “Company”) today announced that it received a written notification (the “January Notice”), dated January 23, 2026, from the Listing Qualifications (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”), that it has regained compliance with the market value of listed securities requirement under Nasdaq Listing Rule 5550(b)(2) (the “Rule”). The Company was previously notified on December 12, 2025 by the Staff that it had failed to maintain a minimum market value of listed securities of $35,000,000 over the previous 30 consecutive business days as required by the Rule. The January Notice stated that the Staff has determined that for the last 20 consecutive business days, from December 23, 2025 to January 22, 2026, the Company’s market value of listed securities has been $35,000,000 or greater. Accordingly, the Company has regained compliance with the Rule and this matter is now closed.

About Digital Currency X Technology Inc.

Digital Currency X Technology Inc. (NASDAQ: DCX) is a pioneering digital asset treasury management company focused on developing innovative infrastructure for secure cryptocurrency custody and storage solutions. The Company has strategically positioned itself at the forefront of institutional digital asset adoption, with treasury holdings exceeding US$1.4 billion. The Company is executing a comprehensive digital currency strategy that includes treasury optimization, participation in decentralized finance (DeFi) ecosystems, and development of advanced custody infrastructure.

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com